SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009
_______________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1
Press Release, dated October 8, 2009, entitled “Telefónica de Argentina S.A. announces U.S. Dollar – Argentine Peso exchange rate for its Argentine Peso tender offer for its 8.850% Conversion Notes due August 2011, 9.125% Notes due November 2010 and 8.850% Notes due August 2011”

Item 1

Telefónica de Argentina S.A.

Buenos Aires, October 20th, 2009

Messrs.
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Telefónica de Argentina S.A. – Relevant Fact Notice

Dear Sir,

I am writing to you in my capacity as attorney of Telefónica de Argentina S.A., with main place of business at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to attach hereto a copy of the Press Release issued by the company today, whereby it announced certain information supplementary to the offer to buy in cash corporate bonds issued thereby and reported as a relevant fact to that Commission last September 25th and October 8th, 2009.

Yours sincerely,

/s/ Santiago Barca

Attorney

FOR IMMEDIATE RELEASE

TELEFÓNICA DE ARGENTINA S.A. ANNOUNCES U.S. DOLLAR-ARGENTINE PESO EXCHANGE RATE FOR ITS ARGENTINE PESO TENDER OFFER FOR ITS 8.850% CONVERSION NOTES DUE AUGUST 2011, 9.125% NOTES DUE NOVEMBER 2010 AND 8.850% NOTES DUE AUGUST 2011

BUENOS AIRES, ARGENTINA, October 20, 2009 — Telefónica de Argentina S.A. (the “Company”) announced today that in connection with its previously announced Argentine peso cash tender offer (the “Argentine Peso Offer”) for its outstanding 8.850% Conversion Notes due August 2011 (the “2011 Conversion Notes”), 9.125% Notes due November 2010 (the “2010 Notes”) and 8.850% Notes due August 2011 (the “2011 Notes”, and together with the 2011 Conversion Notes and the 2010 Notes, the “Notes”) it determined, utilizing the EMTA ARS Industry Survey Rate, the U.S. dollar-Argentine peso exchange rate (the “Exchange Rate”) to be used for the purpose of calculating the price in Argentine pesos at which the Company will purchase Notes from Holders who have validly tendered their Notes in the Argentine Peso Offer. The Exchange Rate is Argentine Ps.3.8204 per US$1.00.

Withdrawal rights for the Notes tendered in the Offers terminated at 5:00 p.m., New York City time (6:00 p.m. Buenos Aires time) on October 7, 2009.  The Offers are scheduled to expire at 11:59 p.m. New York City time on October 22, 2009 (12:59 a.m. Buenos Aires time, on October 23, 2009), unless extended by the Company (the “Expiration Date”). The Offers are governed by the times and dates referred to herein and in the Offer to Purchase based on New York City time. Times and dates based on Buenos Aires time are provided solely for your convenience.

This press release is for informational purposes only and is not an offer to purchase any Notes.  The Offers are being made only through the Offer to Purchase and a related Letter of Transmittal dated September 24, 2009 (the “Letter of Transmittal”), each as amended and supplemented, and the information in the Offer to Purchase and the Letter of Transmittal is hereby supplemented by the information contained in this press release.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

The Offers are not being made to Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws or other laws of such jurisdiction.  In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of the Company by the dealer manager or one or more registered broker dealers under the laws of such jurisdiction.

About Telefónica de Argentina S.A.

Telefónica de Argentina S.A. was incorporated in Argentina in 1990 as an Argentine sociedad anónima (a limited liability company).  Telefónica de Argentina S.A. has a non-expiring license to provide telecommunications services throughout Argentina. Telefónica de Argentina S.A. also provides other telephone-related services such as international long-distance service, data transmission and Internet service.

CONTACT:  Telefónica de Argentina S.A.

Irene Bertuzzi
(54 11) 4332-3857
bertuzzi@telefonica.com.ar

SOURCE:  Telefónica de Argentina S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	October 20, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel